Cal-Bay International, Inc.

1582 Parkway Loop

Suite G

Tustin, CA  92780

Phone: 714-258-7070

FAX: 714-258-7077

www.calbayinternational.com

e-mail: info@calbayinternational.com

February 25, 2004

Mr. Frank Green

United States Securities and Exchange Commission

Division of Corporation Finance

450  Fifth Street, N.W.

Washington, DC  20549

Re:

Cal Bay International, Inc.

SEC File No. 333-111576

Dear Mr. Edwards:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on December 24, 2003 by Cal Bay International, Inc.   None of the Company’s securities have been offered or sold.  We are requesting withdrawal because we are re-negotiating the terms of our Equity Line of Credit with Dutchess Private Equities Fund.  We anticipate filing a new Registration Statement upon conclusion of the negotiations.

Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.

Sincerely,

/s/ Robert J. Thompson

Robert J. Thompson

President and CEO